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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. _________)*



                             Invitrogen Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46185R 10 0
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                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


























Sec 1745 (10-88)




                                     Page 1
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CUSIP NO.  46185R 10 0                  13G                               PAGE 2

 1  NAME OF REPORTING PERSON                    S.S. OR I.R.S IDENTIFICATION NO.
    OF ABOVE PERSON

    TA/Advent VIII L.P.                                               04-3334380
    Advent Atlantic & Pacific III L.P.                                04-3299318
    TA Venture Investors L.P.                                         04-3068354

 2  CHECK THE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/

                                                                         (b) / /

 3  SEC USE ONLY


 4  CITIZENSHIP OR PLACE OF ORGANIZATION
    TA/Advent VIII L.P.                                            Delaware
    Advent Atlantic & Pacific III L.P.                             Delaware
    TA Venture Investors L.P.                                      Massachusetts

                    5          SOLE VOTING POWER
    NUMBER OF                  TA/Advent VIII                            731,215
                               Advent Atlantic & Pacific III L.P.        137,103
      SHARES                   TA Venture Investors L.P.                  14,624

                    6          SHARED VOTING POWER
   BENEFICIALLY                                               N/A

     OWNED BY
                    7          SOLE DISPOSITIVE POWER
       EACH                    TA/Advent VIII L.P.                       731,215
                               Advent Atlantic & Pacific III L.P.        137,103
    REPORTING                  TA Venture Investors L.P.                  14,624

                    8          SHARED DISPOSITIVE POWER
       WITH                                                   N/A


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     TA/Advent VIII L.P.                                                 731,215
     Advent Atlantic & Pacific III L.P.                                  137,103
     TA Venture Investors L.P.                                            14,624

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     TA/Advent VIII L.P.                                                   3.87%
     Advent Atlantic & Pacific III L.P.                                    0.73%
     TA Venture Investors L.P.                                             0.08%

12   TYPE OF REPORTING PERSON

     Each entity is a Limited Partnership


                       SEE INSTRUCTION BEFORE FILLING OUT!


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ATTACHMENT TO FORM 13G                                                    PAGE 3

ITEM 1 (a)  NAME OF ISSUER: Invitrogen Corporation

ITEM 1 (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            1600 Faraday Avenue
            Carlsbad, CA  92008

ITEM 2 (a)  NAME OF PERSON FILING:
            TA/Advent VIII L.P.
            Advent Atlantic & Pacific III L.P.
            TA Venture Investors L.P.

ITEM 2 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
            c/o TA Associates
            125 High Street, Suite 2500
            Boston, MA  02110

ITEM 2 (c)  CITIZENSHIP: Not Applicable

ITEM 2 (d)  TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (e)  CUSIP NUMBER: 46185R 10 0

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1 (b) OR 13d-2 (b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4      OWNERSHIP
ITEM 4 (a)   AMOUNT BENEFICIALLY OWNED:                             COMMON STOCK
                                                                    ------------
             TA/Advent VIII L.P.                                         731,215
             Advent Atlantic & Pacific III L.P.                          137,103
             TA Venture Investors L.P.                                    14,624

ITEM 4 (b)   PERCENT OF CLASS                                         PERCENTAGE
                                                                      ----------
             TA/Advent VIII L.P.                                           3.87%
             Advent Atlantic & Pacific III L.P.                            0.73%
             TA Venture Investors L.P.                                     0.08%

ITEM 4 (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
            (I)    SOLE POWER TO VOTE OR DIRECT THE VOTE:           COMMON STOCK
            TA/Advent VIII L.P.                                          731,215
            Advent Atlantic & Pacific III L.P.                           137,103
            TA Venture Investors L.P.                                     14,624

            (II)   SHARED POWER TO VOTE OR DIRECT THE VOTE:              N/A

            (III) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:  COMMON STOCK
            TA/Advent VIII L.P.                                          731,215
            Advent Atlantic & Pacific III L.P.                           137,103
            TA Venture Investors L.P.                                     14,624

            (IV)   SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION     N/A










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                                                                          PAGE 4

ITEM 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

             Not Applicable

ITEM 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             This schedule 13G is filed pursuant to Rule 13d-1 (c). For the agreement of group members to a joint filing, see below.

ITEM 9       NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10      CERTIFICATION: Not Applicable




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                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       2/14/00
                                                -------------------------
                                                         Date

                                                /s/ Katherine S. Cromwell
                                                -------------------------
                                                       Signature

                                                   Managing Director
                                                -------------------------
                                                       Name/Title

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AGREEMENT FOR JOINT FILING

TA/Advent VIII L.P., Advent Atlantic and Pacific III L.P. and TA Venture Investors L.P., hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Invitrogen Corporation.

Dated:

TA/ADVENT VIII L.P.
By:  TA Associates VIII LLC, its General Partner
By:  TA Associates, Inc. its Manager

By:
        Katherine S. Cromwell, Managing Director

ADVENT ATLANTIC & PACIFIC III L.P.
By:  TA Associates AAP III Partners L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
        Katherine S. Cromwell, Managing Director

TA VENTURE INVESTORS L.P.

By:
        Katherine S. Cromwell, Managing Director